Response to HomeStreet's Misleading Claims

May 7, 2018

www.HelpFixHMST.com

HomeStreet's IPO Was Priced at 63% of Tangible Book Value



[HomeStreet]
HomeStreet was Valued Appropriately at its IPO
• HomeStreet's IPO was priced at 84% of pro forma tangible book value. Roaring Blue Lion is misleading investors when it says the IPO was priced at 63% of TBV
• HomeStreet was able to recapitalize the bank and protect legacy shareholders during a period in which 450+ banks and thrifts failed (from 2008 to 2012)
• If HomeStreet's stock had been underpriced, one would have expected it to correct once trading began post IPO. In reality, the stock appreciated over the following nine months
• This profitability, which drove HMST's significant outperformance of both the KBW Regional Bank and SNL U.S. Thrift indexes during this time, was a direct consequence of the cyclically strong returns of the mortgage business
HomeStreet's TSR Chart is Extremely Misleading
Total Returns

- Blue Lion's calculation of Price to Tangible Book is correct:
  - The IPO prospectus touted the $8.2 million in net income from January 2012, which should be added to book value as of the February 2012 IPO
  - HomeStreet made known that it had a large deferred tax asset (DTA) that it expected to recognize in 2012
  - HomeStreet's IPO was priced at 63% of tangible book value and 55% if the DTA was included
- Most importantly, since the IPO, almost 90% of the TSR occurred in 2012

Reconciliation of HomeStreet's IPO Valuation	
	As Reported
Shareholders' Equity YE 2011	$86,407
Net Income In January 2012 From IPO Prospectus	$8,236
Total Disclosed Shareholders' Equity Pre-IPO	$94,643
Fully Diluted Shares Outstanding (000s)	1,351
TBV / Share	$70.06
IPO Price / Share	$44.00
IPO Price / TBV Before The IPO	62.8%
Deferred Tax Asset (Reversed in 2Q 2012)	$14,400
TBV / Share Before The IPO Including DTA	$80.72
IPO Price / TBV Before The IPO Including DTA	54.5%

HomeStreet's Proxy Card is Confusing and Different than Every Other Card it has Used Since its IPO

- HomeStreet claims it is "legally required" to include a withhold option on its proxy card.
- HomeStreet has <u>never before</u> included this option
- Nothing in Washington law has changed recently on this topic
- This appears to be an attempt to confuse shareholders about how to vote AGAINST nominees Boggs and Smith


[HomeStreet]
HomeStreet is Required by Washington Law to Have a "Withhold" Option on its Proxy Card
HomeStreet Has Manipulated The Corporate Machinery
HomeStreet rejected Blue Lion's 133-page nomination notice as deficient when the so-called deficiencies could have been resolved in a five-minute call
HomeStreet initially refused to provide Blue Lion with a list of shareholders
NOW, HomeStreet is attempting to confuse shareholders by modifying the choices on its proxy card:
Every year prior to 2018, HomeStreet had three choices for Director votes: "For", "Against" and "Abstain"
With majority voting a director needs more "For" than "Against" votes; "Abstain" is irrelevant
HomeStreet's addition of "Withhold" to its card may confuse shareholders about how to vote "Against" directors
"Withhold" and "Abstain" are the same; there is no legitimate reason to add "Withhold" to the proxy card
HomeStreet's 2017 Proxy Card
HomeStreet's 2018 Proxy Card
Roaring Blue Lion falsely accuses HomeStreet of manipulating the proxy card to "confuse" our shareholders
We are legally required – by Washington law(1) and our bylaws(2) – to include the withhold option
This is yet another example of Roaring Blue Lion ignoring the law and basic rules that inconveniently don't align with their chosen narrative
(1) RCW 23B.10.205 states that: "Each vote entitled to be cast may be voted for, voted against, or withheld for one or more candidates up to that number of candidates that is equal to the number of directors to be elected but without cumulating the votes, or a shareholder may indicate an abstention for one or more candidates." (Emphasis added)
(2) Section 1.9(b) of the bylaws states that: "a 'majority of votes cast' means that the number of shares voted "for" a director nominee must exceed the number of shares voted "against" that director nominee. The following shall not be considered votes cast for this purpose: (i) a share whose ballot is marked as withheld; (ii) a share otherwise present at the meeting but for which there is an abstention, and (iii) a share otherwise present at the meeting as to which a shareholder of record gives no authority or direction. (Emphasis added)

HomeStreet Had Internal Control “Material Weaknesses” or “Significant Deficiencies” Since 2014

- HomeStreet seems proud that it only had a “material weakness in its internal controls” for one quarter
- HomeStreet fails to mention that every year since 2014 it has reported that its internal controls have had “significant deficiencies”
- As shareholders, we are not comforted that the internal controls suffer from mere “significant deficiencies” rather than “material weaknesses”
- Further, the difference between the two is extremely subtle (see box on right with comments from a senior partner at HomeStreet’s audit firm)



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The difference between a material weakness and a significant deficiency is highly subjective, said John Fogarty, an audit partner at Deloitte. A material weakness is defined in SEC rules as a deficiency or combination of deficiencies that raise a reasonable possibility that a material misstatement will not be prevented or detected timely. That entails several separate judgment calls, he said.

> “You have to consider the potential misstatement. You can’t over-emphasize the size of any misstatement that might have occurred. This is about what could occur.”
>
> John Fogarty, Audit Partner, Deloitte

CEO's Minimum Salary was Increased By 40% Despite Poor Performance


[HomeStreet]
Roaring Blue Lion Doesn't Understand Compensation Structures in the Mortgage Business
Roaring Blue Lion's claim that the Compensation Committee increased the CEO's minimum salary by 40% in 2018 is factually incorrect. Our CEO's salary remained unchanged from 2017 to 2018, and increased by 7.69% in March 2017 from the prior year's levels
It is standard industry practice for compensation for division-level executives to include origination in this line of business
It is factually incorrect to say that David and Endresen's compensation is not tied to profitability. At least 50% of the Commissioned NEOs Incentive Plan was tied to profitability in 2017
Compensation of Named Executive Officers Is Misaligned
Segment Head's Compensation Tied To Volume, Not Profitability
Commissioned NEO
Business Unit
Weighting Profitability
Weighting Lending Volume
Rose Marie David
Single Family Lending
50%
50%
Bill Endresen
Commercial Real Estate
60%
40%
Source: 2017 HomeStreet Proxy Statement
p. 8

Mark Mason's 2015 Employment Agreement

A. Annual Salary

Executive's compensation shall consist of an annual base salary (the "Salary") of no less than $500,000, payable in accordance with the payroll practices of the Company. The Salary shall be reviewed at least annually, and may be subject to increase, by the Board of Directors of the Company (or the Compensation Committee thereof) while Executive is employed hereunder. Executive's Salary may decrease only with his agreement.

Mark Mason's 2018 Employment Agreement

Agreement with Mark Mason

On January 25, 2018, HomeStreet and HomeStreet Bank entered into a new Executive Employment Agreement (the "2018 Mason Employment Agreement") with Chief Executive Officer Mark Mason. The 2018 Mason Employment Agreement was effective January 25, 2018, and will supersede Mr. Mason's current employment agreement with HomeStreet and HomeStreet Bank.

The 2018 Mason Employment Agreement extends through January 24, 2021, unless sooner terminated, and thereafter automatically renews for successive one year terms unless either party provides notice of an intent not to renew within 180 days prior to the end of the then current term. Under the 2018 Mason Employment Agreement, Mr. Mason's base salary will be no less than $700,000, and he will be eligible for an annual

Most of HomeStreet's Loans to Insiders are Not Disclosed in Any Detail

- HomeStreet has not disclosed to whom and on what terms most of the insider loans have been made
- We found a HomeStreet UCC filing of a lien against a company owned by the father of the compensation committee chairman
- HomeStreet discloses smaller related-party loans in its SEC filings, including the terms
- Shareholders deserve the details regarding $13.3 million in loans the Bank has made to insiders and related parties



[HomeStreet]
HomeStreet Discloses Loans Made to Insiders According to All Applicable Rules
HomeStreet – Undisclosed Loans To Insiders
Since Q1 2013, quarterly FDIC call reports indicate that there were two loans outstanding to insiders of the Company for as much as $13.3 million that have not been disclosed to shareholders
WHY HASN'T HOMESTREET DISCLOSED THESE INSIDER TRANSACTIONS?
This is misleading
We reported these loans made to directors and officers or their related parties as required by "Regulation O". The SEC's proxy rules do not require that such loans be reported under, and we note as much in our proxy statement on page 79. This is another example of Roaring Blue Lion not understanding the legal requirements applicable to us
Loans
From time to time, HomeStreet Bank makes loans to directors, executive officers, principal shareholders, and their related interests (collectively, "insiders") in the ordinary course of business. These loans are subject to the Federal Reserve Board's Regulation O, which requires that they be made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for non-insiders. Loans to immediate family members not living in the director, officer, or principal shareholder's home are not subject to Regulation O; however, HomeStreet Bank's Corporate Compliance department reviews these loans to ensure they meet the same qualifications listed above. With the exception of the two loans listed below, all such loans originated in 2017 comply with these provisions and do not involve more than the normal risk of collectability or present other features unfavorable to us.
Source: 2017 HomeStreet Proxy Statement
p. 9

In 2017, HomeStreet Bank originated two loans to directors or executive officers, or their related interests, under the Home Loans to Employees, Officers, and Directors Program. The following table provides information on these loans:

Related Party	Relationship to HomeStreet Bank	Original Loan Amount ($)	Highest Principal Balance During 2017 ($)	Balance as of 12/31/17 ($)	Principal Paid During 2017 ($)	Interest Paid During 2017 ($)	Interest Rate (%)	Discount Received on Closing Costs (% of loan amount)	Purpose
Mark Mason	Chief Executive Officer, President, and Chairman of the Board	1,300,000	1,300,000	0[1]	0	0	3.75	0.25	Cash-out refinance to fund improvements on the officer's primary residence.
Porter Balke	Step-son of Senior Executive Vice President and Mortgage Lending Director Rose Marie David	400,000	400,000	400,000[2]	0	533.28	4.00	1.00	Purchase of primary residence.

(1) Mr. Mason's loan was originated on December 4, 2017 and sold, with the related servicing rights, to a third party prior to December 31, 2017, so we do not know the amount that remains outstanding on this loan. No principal or interest payments were due or paid prior to the sale.
(2) Mr. Balke's loan was sold to a government sponsored entity in January 2018. Prepaid interest of $533.28 was paid at closing. No additional principal or interest payments were due or paid prior to December 31, 2017. HomeStreet Bank retains the servicing rights on this loan.

HomeStreet has Overstated the Qualifications of Some of Its Directors

- HomeStreet wants shareholders to believe that every member of its Board is an accounting expert despite admitting that no one on the audit committee understood hedge accounting during the SEC investigation
- We believe that HomeStreet has clearly inflated the qualifications of some of its directors



[HomeStreet]
Blue Lion's Comments on our Directors' Qualifications are Riddled with Errors
HomeStreet's Board – A Gross Overstatement of Qualifications
[HomeStreet]
The Right Experience and Expertise
Scott M. Boggs*
Douglas I. Smith*
Mark R. Patterson*
David A. Ederer
Thomas E. King
Donald R. Voss
This table from HMST's Investor Presentation lacks all credibility:
re accounting experts despite HMST stating that no one on their audit committee understood hedge accounting?
Every member is an expert in Risk Management and Compliance yet the company was fined by the SEC for accounting and securities laws violations?
Scott Boggs was a Controller, not a Senior Officer or CEO
Doug Smith's only public board experience is at HomeStreet
Extracted from HMST's Investor Presentation
For example one of the most inexplicable items is Roaring Blue Lion's questioning of Mark Patterson's industry experience
Mr. Patterson was an institutional investor at NWQ for 16+ years overseeing billions of dollars of investments in the banking sector
Mr. Patterson began his career in 1989 at U.S. Bancorp, including as VP of Investor Relations, where he was a primary contact between the bank holding company and the investment community
Mr. Patterson also served as a financial analyst in U.S. Bank's Financial Consulting Division/Planning & Forecasting Department
p. 10

Disclaimer

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

On April 25, 2018, Blue Lion Opportunity Master Fund, L.P. and the other participants identified below ("BLC") filed a definitive proxy statement on Schedule 14A and form of associated BLUE proxy card with the Securities and Exchange Commission ("SEC") in connection with the solicitation of proxies for the 2018 Annual Meeting of Shareholders of HomeStreet, Inc. (the "Definitive Proxy Statement"). The following persons may be deemed to be participants in the solicitation from shareholders of HomeStreet, Inc. ("HomeStreet") of proxies to vote "**AGAINST**" the election of Scott M. Boggs and Douglas I. Smith as directors of HomeStreet, and to vote "**AGAINST**" the approval on an advisory (non-binding) basis of the compensation of HomeStreet's named executive officers: Blue Lion Opportunity Master Fund, L.P., Roaring Blue Lion, LLC, Roaring Blue Lion Capital Management, L.P., BLOF II, LP, Blue Lion Capital Master Fund, L.P., Charles W. Griege, Jr., and Ronald K. Tanemura. The participants may have interests in the solicitation, including as a result of holding shares of HomeStreet's common stock, and information regarding the Participants and their interests may be found in the Definitive Proxy Statement. **Shareholders are urged to read the Definitive Proxy Statement and BLUE proxy card, and any supplements thereto, because they contain important information about BLC, the proposals being voted on at the 2018 Annual Meeting of Shareholders of HomeStreet, HomeStreet and related matters.** The Definitive Proxy Statement was first sent to the shareholders of HomeStreet on or about April 25, 2018 and is accompanied by a BLUE proxy card. Shareholders may obtain a free copy of the Definitive Proxy Statement and BLUE proxy card and other relevant documents filed with the SEC by BLC at the SEC's web site at www.sec.gov or BLC's website at https://www.helpfixhmst.com as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.